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October 2, 2007

VIA EDGAR

Larry Spirgel

Kathleen Krebs

Derek B. Swanson

Division of Corporation Finance

Securities and Exchange Commission

Mail Stop 3720

100 F Street, N.E.

Washington D.C. 20549

Re:	Virgin Mobile USA, Inc., Registration Statement on Form S-1, File No. 333-142524

Ladies and Gentlemen:

On behalf of Virgin Mobile USA, Inc., (the “Company”), we hereby transmit for electronic filing Amendment No. 6 to the above-referenced registration statement of the Company (“Amendment No. 6”), originally filed with the Securities and Exchange Commission (the “SEC”) on May 1, 2007, pursuant to the Securities Act of 1933, as amended. Please note that Amendment No. 6 is being filed solely for the purpose of filing Exhibits 1.1 and 10.15 to the above-referenced registration statement.

Please call me or Igor Fert (212-455-2255) with any questions you may have regarding this filing.

Very truly yours,

/s/ Joseph H. Kaufman
Joseph H. Kaufman